

BEST FIT
CONSULTING

Saturday, July 07, 2007

AGREEMENT

The parties to the present agreement are Best Fit Consulting of the City of Vancouver (BC Reg. # 0366503) and Dussault Apparel, (Company) incorporated in the State of Nevada and trading on the OTC:BB under the symbol DUSS.

Best Fit Consulting agrees to provide CFO services to Dussault Apparel.

1 - Initially this will involve:

    a) the financial wind up of the Canadian and US operation of the private company Dussault Jeans Inc.
    b) the transfer of the private companies assets to Dussault Apparel.

2 – On an ongoing basis, the CFO will plan, direct and execute a continuous financial plan, which is designed to insure the successful financial operation of the Company in the most efficient and effective manner possible. This includes, but is not limited to the following:

    a) assist with the set up and implementation of the US operations.
    b) take full responsibility for the preparation and filing of all financial and other related documents with the regulatory authorities.
    c) take full responsibility for compliance with the internal controls regime as established by the Sarbanes Oxley Act of 2002.
    d) oversee the financial operations to secure as far as possible the Company's assets such as receivables, inventories, equipment, registered designs and trade marks.
    e) plan and execute financings, while maintaining a balanced capital structure.
    f) coordinate the activities of underwriters, lawyers, accountants and bankers in order to complete financings in a timely manner.
    g) provide financial support for various financial arrangements.
    h) handle all arrangements with the Company's auditors so as to insure a smooth and expedient annual audit of the financial statements and internal controls.



BEST FIT CONSULTING

3 – As much as possible, the work will be performed in Vancouver. Where it is necessary to visit the US operations, sufficient notice will be given by the Company so that the CFO can schedule it to fit with other commitments. Any personal expenses incurred to visit the US operations will be fully reimbursable.

4 – The Company will come to an arrangement with the CFO concerning equity participation, which will be stock, options or a mix of both.

5 – The CFO will provide the Company with a regular, detailed invoicing of all services rendered in the name of, Best Fit Consulting.

6 – The CFO services will be billed at a rate of $50.00 per hour Can.

7- The Company will provide the CFO with access to the Vancouver facilities as need may be and with all electronic feeds required to insure that the necessary financial data may be accessed from Vancouver.

8 – It is understood by the Company that the CFO's availability during week days is highly restricted and that Best Fit Consulting is also currently providing CFO services to an other company, on a similar basis.

9 – This agreement will be open to modification from time to time by both parties to cover unanticipated or new issues.



Jamie Lewin
Best Fit Consulting



Robert Mintak
Dussault Apparel Inc.

P.O. Box 2358 – 349 West Georgia St.
Vancouver, B.C.   V6B 3W5
Cell: 604 – 710-9461   Email: Best-Fit-Consulting@hotmail.com